FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007

000-51025

(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY
LIMITED

(Translation of registrant’s name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In March and April 2007, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press releases furnished as exhibits to this report.

On April 9, 2007, Ixworth Enterprises Limited, a wholly owned subsidiary of the Company, signed a Share Purchase and Subscription Agreement to acquire seventy (70) Ordinary Shares, representing seventy percent (70%) of the fully-diluted equity interests in Ample Spring Holdings Limited, for a consideration of approximately US$27,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Tommy S. L. Fork

Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	April 11, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 16, 2007, regarding the Company’s schedule of fourth quarter 2006 results conference call
99.2	Press release dated March 22, 2007, regarding the Company’s report of fourth quarter 2006 and full year 2006 results
99.3	Press release dated April 9, 2007, regarding the Company’s acquisition of a B2B search engine